October 6, 2006

Securities and Exchange Commission
Washington, DC 20549
Attention:    Michael E. McTiernan, Esq. Special Counsel

                                     Re:   China Medicine Corporation.
                                           Form SB-2 Filed on September 19, 2006
                                           File No. 333-133283
Ladies and Gentlemen:

      China Medicine Corporation (the "Company"), is filing amendment No. 4 to the captioned registration statement on Form SB-2 in response to the questions raised by the staff in its letter of comments dated October 2, 2006. Set forth below is the Company's response to Commission's comments.

Liquidity and Capital Resources, page 37

1. We reissue comment 1 in part. Please revise this section to disclose your cash balance as of the most recent practical balance.

      The information in "Liquidity and Capital Resources" has been revised to show the cash balance at September 30, 2006.

Financial Statements and Notes

Unaudited Financial Statements for the Periods Ended June 30, 2006 and 2005

Consolidated Statements of Income and Other Comprehensive Income, page F-23

2. Provide your basis in GAAP for classifying the costs related to the reverse acquisition below income from operations or revise accordingly.

      The Consolidated Statements of Income and Other Comprehensive Income for the six months ended June 30, 2006 and 2005 has been revised to show the reverse acquisition expense as an operating expense.

      We are looking for an effective date on October 12, 2006. We would appreciate any expedited treatment you could give to this filing.

      Notwithstanding the comments of the staff, we hereby acknowledge:

      o We are responsible for the adequacy and accuracy of the disclosure in the filing.

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Securities and Exchange Commission
October 6, 2006
Page 2

      o Staff comments or changes in response to staff comments in the proposed disclosure in do not foreclose the Commission from taking any action with respect to the filing; and

      o We may not assert staff comment may as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                        Very truly yours,

                                                        s/ Senshan Yang
                                                        Senshan Yang
                                                        Chief Executive Officer